Exhibit 99.2
News release
Date: 17 January 2007
Ref: PR507 4Q2006
Fourth quarter 2006 operations review
•	Fourth quarter iron ore production was two per cent lower compared with the previous quarter, primarily due to the impact of maintenance activities.

•	Mined copper production increased by 15 per cent during the quarter compared with the previous quarter following industrial action at Escondida. Grasberg benefited from access to higher grades during the quarter.

•	Refined copper production for the quarter was 29 per cent lower than the third quarter mainly due to the effects of the extended, scheduled maintenance shutdown at the Kennecott Utah Copper smelter.

•	Fourth quarter molybdenum production declined by 11 per cent at Kennecott Utah Copper compared with the third quarter attributable to lower grades and recoveries.

•	Yarwun (the renamed Comalco Alumina Refinery) reached design capacity during the fourth quarter and achieved a production record for the quarter and the year.

•	Titanium dioxide feedstock production increased by 12 per cent compared with the previous quarter, reflecting strong demand and the successful completion of the expansion of the UGS plant in the fourth quarter.

•	US coal production set quarterly and annual production records as the capacity expansions at several mines ramped up.

•	Production of hard coking coal declined by 12 per cent compared with the third quarter, attributable to lower volumes at Kestrel from operating in the zone of a known fault line.

•	At the end of the quarter the Group had 324 million pounds of copper sales that were provisionally priced at US 287 cents per pound. The final price of these sales will be determined in 2007. This compared with 343 million pounds of open shipments at 30 June 2006 provisionally priced at US 337 cents per pound.
All currency figures in this report are US dollars unless otherwise stated
Cont.../
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IRON ORE AND IRON
Rio Tinto share of production (000 tonnes)

	Q4 06	vs Q4 05	vs Q3 06	FY 06	vs FY 05
Hamersley	24,667	+10%	-2%	93,302	+8%
Robe River	7,321	-1%	-3%	28,054	+1%
IOC (pellets and concentrate)	2,519	+4%	+4%	9,442	+3%
Global iron ore demand remained strong in all markets during 2006. This strength was reflected in Hamersley’s 9.5 per cent increase in the price of lump and fine ores supplied to China’s Baosteel for the 2007 contract year, announced on 22 December.
In the Pilbara, annual production was impacted by the extreme weather conditions early in the year, and the challenge of recovering and expanding production when operating at full capacity. Ongoing acute shortages of mining inputs in the region continue to put pressure on costs.
Hamersley
Fourth quarter production was two per cent lower than the previous quarter, following extended maintenance work at the Yandicoogina, Marandoo and Mount Tom Price mines. Year on year production was eight per cent higher, attributable to the ongoing expansion at Yandicoogina, the commissioning of the Nammuldi mine and the brownfield expansions.
Robe River
Production for the fourth quarter at the Robe River mines was three per cent lower than the third quarter with wet feed and unscheduled crusher maintenance experienced at West Angelas. Production for 2006 was in line with the prior year.
Hlsmelt
Hlsmelt produced a total of 31,300 tonnes of pig iron during the quarter, a 21 per cent increase compared with the previous quarter. This was achieved despite a scheduled shutdown in November for a refractory reline of the smelt reduction vessel which was completed on time. The plant continued to make progress reaching a record monthly utilisation rate in December.
Iron Ore Company of Canada
Pellet and concentrate production increased by four per cent in the fourth quarter, driven by improved equipment availability across the board. Capacity improvement initiatives resulted in annual production for 2006 being three per cent higher than the prior year.
ENERGY
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q4 06	vs Q4 05	vs Q3 06	FY 06	vs FY 05
Rio Tinto Energy America	32,797	+13%	+5%	125,260	+8%
Annual and quarterly production records were set at Rio Tinto Energy America. This performance, together with improved rail availability following maintenance activity in 2005, contributed to an eight per cent increase in production for the year. Expansions at Antelope and Spring Creek increased output to record annual levels. The new dragline commissioned at Jacobs Ranch during the year enabled a new record to be set. These expansions and capacity increases resulted in a 13 per cent increase in fourth quarter production compared with the same quarter of 2005.
Australian coal
Rio Tinto share of production (000 tonnes)

	Q4 06	vs Q4 05	vs Q3 06	FY 06	vs FY 05
Rio Tinto Coal Australia
Hard coking coal	1,516	-4%	-12%	5,909	-18%
Other coal	7,782	+3%	+2%	31,159	+1%
Production of hard coking coal in the fourth quarter was impacted by lower volumes at Kestrel where mining was operating in the zone of a known fault line. Short term weakness in the coking coal market, with China using more intermediate quality domestic coals, led to production being 18 per cent lower in 2006 compared with the prior year.
Production of Australian thermal and other coal was marginally higher year on year, in part due to higher output from Mount Thorley/Warkworth and Tarong. This helped to compensate for lower production at the Hunter Valley Operations and Bengalla which were affected by significant congestion at Port of Newcastle causing delayed shipments and impacts throughout the production process.
In January 2007, Rio Tinto announced the approval of the development of the $750 million Clermont Mine as the successor to the Blair Athol Mine, with first production expected in the second quarter of 2010.
Uranium
Rio Tinto share of production (000 tonnes)

	Q4 06	vs Q4 05	vs Q3 06	FY 06	vs FY 05
Energy Resources of Australia	1,152	+11%	+54%	3,217	-20%
Rössing	696	-7%	+17%	2,481	-3%
Production at the Ranger mine recovered further in the fourth quarter as access to higher grade ores was restored following the heavy rains and through put issues experienced in the second quarter of the year. This was the main contributing factor to the 13 per cent decrease in Rio Tinto’s share of total uranium production for 2006. Fourth quarter production at Rössing increased by 17 per cent compared with the third quarter due to higher grades and higher through put. Average grades for the full year were lower than 2005 accounting for the three per cent year on year decline.
In October, ERA announced an increase in total reserves of 11,100 tonnes contained uranium oxide at its Ranger mine, as a result of screening and processing stockpiled material with a lower grade than previously processed, increasing its predicted life by six years to 2020.

INDUSTRIAL MINERALS
Rio Tinto share of production (000 tonnes)

	Q4 06	vs Q4 05	vs Q3 06	FY 06	vs FY 05
Borates	146	-3%	+7%	554	-1%
Titanium dioxide feedstocks	380	+13%	+12%	1,415	+8%
Borates production for the fourth quarter and the full year was slightly below the corresponding periods of 2005.
Titanium dioxide feedstock production rose by 12 per cent in the fourth quarter compared with the previous quarter and by eight per cent for 2006 compared with the prior year. Market demand in the chloride sector continued to be strong and the recent completion of the UGS expansion from 325,000 to 375,000 tonnes per annum enabled the company to take advantage of this strength.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q4 06	vs Q4 05	vs Q3 06	FY 06	vs FY 05
Rio Tinto Aluminium
Bauxite	4,444	-3%	+10%	16,139	+4%
Alumina	795	+6%	-3%	3,247	+10%
Aluminium	215.8	+0%	+0%	844.7	-1%
Fourth quarter bauxite production was ten per cent higher than the previous quarter due to a high level of equipment availability and minimal plant downtime. 2006 bauxite production was at a record level.
Production at Yarwun (formerly known as Comalco Alumina Refinery) was a record for the fourth quarter attributable to increased plant stability and process improvements. As planned, the refinery reached design capacity during the quarter. Rio Tinto’s share of alumina production declined by three per cent in the fourth quarter compared with the previous quarter following the sale of its interest in Eurallumina effective at the end of October.
Aluminium production from the four smelters was consistent with previous quarters. Production at Bell Bay for the full year was a record.

COPPER
Rio Tinto share of production (000 tonnes)

	Q4 06	vs Q4 05	vs Q3 06	FY 06	vs FY 05
Kennecott Utah Copper
Mined copper (000 tonnes)	66.4	+29%	-4%	265.6	+20%
Refined copper (000 tonnes)	24.2	-63%	-56%	217.9	-6%
Molybdenum (000 tonnes)	4.2	-8%	-11%	16.8	+8%
Mined gold (000 ozs)	121	+17%	-11%	537	+29%
Refined gold (000 ozs)	67	-39%	-51%	462	+25%
Escondida
Mined copper (000 tonnes)	99.8	-1%	+23%	394.0	+3%
Grasberg JV
Mined copper (000 tonnes)	15.8	-59%	+90%	46.2	-58%
Mined gold (000 ozs)	59	-76%	+645%	95	-86%
Kennecott Utah Copper
Higher ore grades and mill throughput resulted in higher production of copper and gold in copper concentrates for the fourth quarter and the full year 2006 compared with the same periods of 2005. Lower molybdenum grades and recovery rates in the fourth quarter led to lower production compared with the previous quarter and the corresponding period of 2005. Annual molybdenum production was eight per cent higher than 2005, with higher recovery rates more than compensating for marginally lower grades.
Smelter and refinery production were lower in the fourth quarter compared with both the prior quarter and the corresponding quarter of 2005, attributable to the scheduled major shutdown of the smelter that took place during the quarter. This was extended by a further 18 days beyond the original schedule to 63 days due to an increase in the scope of the work required.
Escondida
Mined copper production for the fourth quarter returned to normal levels following the strike action which impacted production in the third quarter. Year on year production benefited from higher grades and the commencement of sulphide leaching.
Grasberg
Fourth quarter production of copper and gold at Grasberg benefited from access to higher grades compared with the previous three quarters of the year. Grades for copper and gold for the full year were 25 per cent and 49 per cent below those of 2005 resulting in lower production for 2006, despite higher throughput.
Other copper operations
At Northparkes, higher grades, increased throughput and improved recoveries all contributed to a 54 per cent rise in production of copper contained in concentrate for 2006 compared with the prior year, setting an annual record. In November, Rio Tinto announced the decision to develop the E48 block cave project at Northparkes, costing $160 million and extending mine life to 2016.
The conversion of debentures into shares at Palabora resulted in Rio Tinto increasing its share of production during the fourth quarter. 2006 copper production on a 100 per cent basis was consistent with 2005 in line with stable grades.

DIAMONDS
Rio Tinto share of production (000 carats)

	Q4 06	vs Q4 05	vs Q3 06	FY 06	vs FY 05
Argyle	8,026	+24%	-4%	29,078	-5%
Diavik	1,495	+36%	-12%	5,897	+19%
Argyle
Production was consistent with the previous quarter and 24 per cent above the same quarter of 2005, attributable to continued high grades. Production for 2006 was five per cent lower than 2005 due to wet conditions impacting production in the first half of 2006. Continued variability in production is to be expected as the mine approaches the end of the open-pit life and the transition to an underground operation continues to progress. Argyle held in excess of $100 million of surplus rough diamonds in inventory at the end of 2006.
Diavik
The onset of winter weather conditions at Diavik resulted in a 30 per cent decline in ore processed in the fourth quarter compared with the previous quarter. However, this impact was partly mitigated by higher grades with all ore originating from the A154 South pipe. Despite the challenges of the early closure of the ice road, Diavik achieved record production for 2006.
EXPLORATION AND EVALUATION
Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the twelve months of 2006 was $283 million compared with $250 million in the same period of 2005. $53 million of this expenditure was charged against business unit earnings ($57 million in 2005).
The following exploration projects and programmes were progressed during the period:

Commodity	Projects of note	Greenfield programmes
Iron ore	Pilbara projects including	West Africa and Western Australia
Caliwingina North: drilling
continued

Thermal and	Chapudi project, South Africa:	Colombia, North America, South Africa
coking coal	definition drilling continued	and Mongolia

Industrial	Jarandol project, Serbia	Many areas worldwide including Europe,
minerals	(borates): drilling commenced	southern Africa and South America

Bauxite		Brazil and Australia

Copper		US, Mexico, Canada, Chile, Peru and
Argentina

Diamonds	Bunder project, India: bulk sampling and order of magnitude study underway	India, Brazil, Canada, Botswana, Russia, Mauritania and Mali
Exploration in Russia continues as part of the RioNor Joint Venture. Prioritisation of prospects is underway. In December, a purchase agreement was signed for the Namekara vermiculite deposit in Uganda.
Brownfield exploration is underway at a number of Rio Tinto businesses, including the Pilbara iron ore operations, Kennecott Utah Copper, the Freeport and Cortez Joint Ventures, Greens Creek and Northparkes.

Evaluation work continued on a number of projects including Eagle (nickel/copper, US), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina), La Granja (copper, Peru) and Simandou (iron ore, Guinea). Rio Tinto is monitoring the work by Northern Dynasty Minerals at the Pebble copper-gold-molybdenum deposit in Alaska. Contract of Work negotiations continue at La Sampala nickel in Indonesia.
CORPORATE ACTIVITY
In October 2006 Rio Tinto reached an agreement to acquire a holding of 19.9 per cent in Ivanhoe Mines in order to jointly develop and operate Ivanhoe’s Oyu Tolgoi copper-gold complex in Mongolia. The first 9.95 per cent shareholding was taken up immediately with the second 9.95 per cent holding contingent on the conclusion of a satisfactory investment agreement with the government of Mongolia, where discussions are currently underway. Rio Tinto has the option to increase its holding to 33.35 per cent, which, if exercised, will represent a total investment of approximately $1.5 billion. It also has the right to increase its stake up to 40 per cent through on market share purchases.
Rio Tinto concluded the sale of its 56.2 per cent interest in the Eurallumina refinery in Sardinia with an effective date of 31 October 2006.
AVERAGE SHARES OUTSTANDING
The weighted average number of shares outstanding during the period was as follows:

	2006	2005
Rio Tinto Ltd and Plc	1,333.4 million	1,364.1 million
For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations

Nick Cobban	Ian Head
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309
David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010978	Mobile: +61 (0) 418 933 792
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

RIO TINTO PRODUCTION SUMMARY
RIO TINTO SHARE OF PRODUCTION

			QUARTER			FULL YEAR		% CHANGE
								Q4 06	Q4 06	2006
			2005	2006	2006			vs	vs	vs
			Q4	Q3	Q4	2005	2006	Q3 06	Q4 05	2005
Principal Commodities
Alumina	(’000 t	)	748	821	795	2,963	3,247	-3%	6%	10%
Aluminium	(’000 t	)	215.6	215.2	215.8	853.7	844.7	0%	0%	-1%
Borates	(’000 t	)	151	136	146	560	554	7%	-3%	-1%
Coal — hard coking coal	(’000 t	)	1,585	1,732	1,516	7,195	5,909	-12%	-4%	-18%
Coal — other Australian	(’000 t	)	7,576	7,665	7,782	30,863	31,159	2%	3%	1%
Coal — US	(’000 t	)	29,135	31,302	32,797	115,580	125,260	5%	13%	8%
Copper — mined	(’000 t	)	210.7	182.8	209.8	784.4	803.5	15%	0%	2%
Copper — refined	(’000 t	)	85.5	75.6	54.0	314.5	299.2	-29%	-37%	-5%
Diamonds	(’000 cts)		7,598	10,071	9,561	35,635	35,162	-5%	26%	-1%
Gold — mined	(’000 ozs)		469	249	294	1,726	1,003	18%	-37%	-42%
Gold — refined	(’000 ozs)		110	137	67	369	462	-51%	-39%	25%
Iron ore	(’000 t	)	32,522	35,740	35,057	124,494	132,780	-2%	8%	7%
Titanium dioxide feedstock	(’000 t	)	335	338	380	1,312	1,415	12%	13%	8%
Uranium	(tonnes)		1,785	1,344	1,848	6,582	5,698	38%	4%	-13%

Other Metals & Minerals
Bauxite	(’000 t	)	4,576	4,036	4,444	15,474	16,139	10%	-3%	4%
Lead	(’000 t	)	2.7	3.2	3.4	11.9	11.9	5%	26%	0%
Molybdenum	(’000 t	)	4.6	4.7	4.2	15.6	16.8	-11%	-8%	8%
Pig Iron	(’000 t	)	5	15	19	5	53	21%	247%	884%
Salt	(’000 t	)	1,610	1,447	1,307	5,507	5,405	-10%	-19%	-2%
Silver — mined	(’000 ozs)		3,982	3,543	3,975	14,926	13,968	12%	0%	-6%
Silver — refined	(’000 ozs)		814	1,148	598	3,538	4,152	-48%	-27%	17%
Talc	(’000 t	)	346	340	325	1,364	1,392	-4%	-6%	2%
Zinc	(’000 t	)	8.7	7.6	10.2	37.2	33.4	35%	17%	-10%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Fourth Quarter 2006 Operations Review	Page 8

RIO TINTO SHARE OF PRODUCTION

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2005	2006	2006	2006	2006	2005	2006

ALUMINA
Production (‘000 tonnes)
Eurallumina (a)	0%	153	152	152	158	52	601	513
Queensland Alumina	39%	375	369	381	361	384	1,526	1,494
Yarwun (b)	100%	220	257	322	302	360	835	1,240

Rio Tinto total alumina production		748	778	854	821	795	2,963	3,247

ALUMINIUM
Refined production (‘000 tonnes)
Anglesey	51%	18.7	18.5	18.1	18.7	18.1	73.4	73.3
Bell Bay	100%	43.6	43.2	43.7	45.1	45.5	173.8	177.5
Boyne Island	59%	82.7	80.4	80.9	82.7	81.0	326.2	325.0
Tiwai Point	79%	70.6	65.0	63.9	68.8	71.2	280.3	268.9

Rio Tinto total aluminium production		215.6	207.1	206.6	215.2	215.8	853.7	844.7

BAUXITE
Production (‘000 tonnes)
Weipa	100%	4,576	3,843	3,815	4,036	4,444	15,474	16,139

BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	151	130	142	136	146	560	554

COAL — HARD COKING
Rio Tinto Coal Australia (c) (‘000 tonnes)
Hail Creek Coal	82%	1,270	617	797	1,119	1,193	4,838	3,726
Kestrel Coal	80%	315	508	739	613	324	2,357	2,183

Rio Tinto total hard coking coal production		1,585	1,126	1,535	1,732	1,516	7,195	5,909

COAL -OTHER*
Rio Tinto Coal Australia (c) (‘000 tonnes)
Bengalla	30%	622	330	426	490	434	1,806	1,679
Blair Athol Coal	71%	1,876	1,730	1,778	1,840	1,911	7,551	7,259
Hunter Valley Operations	76%	2,293	2,124	2,639	2,161	2,180	9,369	9,104
Kestrel Coal	80%	89	125	232	213	121	619	691
Mount Thortey Operations	61%	491	763	549	452	595	2,400	2,359
Tarong Coal	100%	1,549	1,803	1,685	1,713	1,778	6,470	6,979
Warkworth	42%	657	744	784	796	764	2,647	3,089

Total Australian other coal		7,576	7,618	8,093	7,665	7,782	30,863	31,159

Rio Tinto Energy America (d) (‘000 tonnes)
Antelope	100%	6,413	7,501	7,849	7,760	7,640	27,174	30,749
Colowyo	(e)	1,477	1,468	1,497	1,431	1,358	5,325	5,754
Cordero Rojo	100%	8,642	8,675	9,121	8,775	9,524	34,234	36,094
Decker	50%	890	776	807	775	866	3,144	3,225
Jacobs Ranch	100%	8,590	8,513	8,879	9,220	9,646	33,823	36,258
Spring Creek	100%	3,122	2,549	3,527	3,341	3,764	11,881	13,181

Total US coal		29,135	29,481	31,680	31,302	32,797	115,580	125,260

Rio Tinto total other coal production		36,710	37,099	39,773	38,967	40,580	146,443	156,418

COPPER
Mine production (‘000 tonnes)
Bingham Canyon	100%	51.6	61.6	68.7	68.9	66.4	220.6	265.6
Escondida	30%	100.4	107.2	105.9	81.1	99.8	381.1	394.0
Grasberg — Joint Venture (f)	40%	38.2	11.9	10.2	8.3	15.8	109.6	46.2
Northparkes	80%	13.3	15.5	16.5	16.8	17.8	43.2	66.6
Palabora (g)	58%	7.2	7.2	6.1	7.8	10.0	30.0	31.1

Rio Tinto total mine production		210.7	203.4	207.4	182.8	209.8	784.4	803.5

Refined production (‘000 tonnes)
Escondida	30%	10.4	8.0	6.1	9.1	17.1	43.2	40.3
Kennecott Utah Copper	100%	65.1	70.9	67.7	55.1	24.2	232.0	217.9
Palabora (g)	58%	9.9	6.7	10.2	11.4	12.7	39.3	40.9

Rio Tinto total refined production		85.5	85.6	83.9	75.6	54.0	314.5	299.2

DIAMONDS
Production (‘000 carats)
Argyle	100%	6,455	5,214	7,509	8,330	8,026	30,476	29,078
Diavik	60%	1,098	1,073	1,632	1,697	1,495	4,963	5,897
Murowa	78%	44	38	66	44	39	195	187

Rio Tinto total diamond production		7,598	6,324	9,206	10,071	9,561	35,635	35,162

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.

*	Coal — other includes thermal coal and semi-soft coking coal.
See footnotes on page 11.

Fourth Quarter 2006 Operations Review	Page 9

RIO TINTO SHARE OF PRODUCTION (continued)

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2005	2006	2006	2006	2006	2005	2006

GOLD
Mine production (‘000 ounces)
Barneys Canyon	100%	4	4	3	5	3	16	15
Bingham Canyon	100%	99	129	146	131	118	401	523
Cortez/Pipeline	40%	74	35	27	55	61	361	178
Escondida	30%	13	12	15	11	14	55	51
Grasberg — Joint Venture (f)	40%	248	9	19	8	59	670	95
Greens Creek	70%	12	11	9	11	13	51	44
Kelian (h)	90%	—	—	—	—	—	38	—
Lihir (i)	0%	—	—	—	—	—	61	—
Northparkes	80%	13	16	16	23	21	46	76
Rawhide	51%	4	4	3	3	3	18	13
Others	—	2	2	2	3	3	7	9

Rio Tinto total mine production		469	221	240	249	294	1,726	1,003

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	110	118	141	137	67	369	462

IRON ORE & IRON
Production (‘000 tonnes)
Channar	60%	980	1,211	1,486	1,591	1,591	5,186	5,879
Corumbá	100%	290	440	455	538	549	1,410	1,982
Eastern Range	(j )	1,536	1,756	2,021	2,326	2,112	6,559	8,215
Hamersley	100%	19,931	17,404	19,536	21,304	20,964	74,387	79,208
Iron Ore Company of Canada	59%	2,424	1,871	2,640	2,412	2,519	9,188	9,442
Robe River	53%	7,362	5,986	7,178	7,570	7,321	27,764	28,054

Rio Tinto total mine production		32,522	28,668	33,315	35,740	35,057	124,494	132,780

Pig iron production (‘000 tonnes)
HIsmelt® (k)	60%	5	2	17	15	19	5	53

LEAD
Mine production (‘000 tonnes)
Greens Creek	70%	2.7	3.0	2.2	3.2	3.4	11.9	11.9

MOLYBDENUM
Mine production (‘000 tonnes)
Bingham Canyon	100%	4.6	4.4	3.5	4.7	4.2	15.6	16.8

SALT
Production (‘000 tonnes)
Rio Tinto Minerals — salt	65%	1,610	1,209	1,441	1,447	1,307	5,507	5,405

SILVER
Mine production (‘000 ounces)
Bingham Canyon	100%	884	1,036	1,217	1,033	928	3,958	4,214
Escondida	30%	593	457	565	439	533	1,970	1,994
Grasberg — Joint Venture (f)	40%	718	19	30	87	534	1,364	670
Greens Creek	70%	1,562	1,451	1,231	1,794	1,754	6,791	6,230
Others	—	226	216	228	190	226	843	861

Rio Tinto total mine production		3,982	3,180	3,270	3,543	3,975	14,926	13,968

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	814	1,398	1,008	1,148	598	3,538	4,152

TALC
Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	346	381	346	340	325	1,364	1,392

TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	335	344	353	338	380	1,312	1,415

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	1,040	938	376	750	1,152	4,037	3,217
Rössing	69%	745	569	622	593	696	2,545	2,481

Rio Tinto total uranium production		1,785	1,508	998	1,344	1,848	6,582	5,698

ZINC
Mine production (‘000 tonnes)
Greens Creek	70%	8.7	8.6	7.1	7.6	10.2	37.2	33.4

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 11.

Fourth Quarter 2006 Operations Review	Page 10

RIO TINTO SHARE OF PRODUCTION (continued)
Production data notes
(a)	Rio Tinto sold its 56.2% share in Eurallumina with an effective date of 31 October 2006 and production data are shown up to that date.

(b)	Yarwun was previously known as Comalco Alumina Refinery.

(c)	Rio Tinto Coal Australia manages all the operations below; including the mines which were previously reported separately under the Coal & Allied name.

(d)	Rio Tinto Energy America was previously known as Kennecott Energy.

(e)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.

(f)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto’s shareholding in Palabora from 49.2% to 47.2%. The conversions, which continued during 2006, were completed during the third quarter when Rio Tinto also participated. The Rio Tinto shareholding on 31 December 2006 was 57.7%.

(h)	Kelian ceased processing ore on 7 February 2005 and the final gold pour was on 27 May 2005.

(i)	On 30 November 2005, Rio Tinto sold its interest in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.

(j)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(k)	Hismelt® commenced production during September 2005.
Where Rio Tinto’s beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 31 December 2006.

Fourth Quarter 2006 Operations Review	Page 11

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2005	2006	2006	2006	2006	2005	2006

ALUMINIUM

Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production (‘000 tonnes)		4,576	3,843	3,815	4,036	4,444	15,474	16,139
Metal grade bauxite shipments (‘000 tonnes)		4,034	3,788	3,596	4,023	4,451	14,952	15,857
Calcined bauxite production (‘000 tonnes)		22	47	40	49	43	130	180
Eurallumina refinery (a)	0.0%
Sardinia, Italy
Alumina production (‘000 tonnes)		273	271	270	281	92	1,070	914
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production (‘000 tonnes)		972	956	986	936	993	3,953	3,871
Yarwun alumina refinery (b)	100.0%
Queensland, Australia
Alumina production (‘000 tonnes)		220	257	322	302	360	835	1,240
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production (‘000 tonnes)		36.7	36.2	35.5	36.6	35.4	143.9	143.8
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production (‘000 tonnes)		43.6	43.2	43.7	45.1	45.5	173.8	177.5
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production (‘000 tonnes)		138.4	134.7	135.9	138.0	136.5	544.9	545.1
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production (‘000 tonnes)		88.1	81.6	79.9	86.5	89.3	351.4	337.3

Rio Tinto Aluminium share
Share of primary aluminium sales (‘000 tonnes)		225.0	200.2	208.0	208.5	233.3	858.6	850.0

(a)	Rio Tinto sold its 56.2% share in Eurallumina with an effective date of 31 October 2006 and production data are shown up to that date.

(b)	Yarwun alumina refinery was previously known as Comalco Alumina Refinery.

BORATES

Rio Tinto Minerals — Borax	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		151	130	142	136	146	560	554

(a)	Production is expressed as B 2 O 3 content.
Rio Tinto percentage interest shown above is at 31 December 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2006 Operations Review	Page 12

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2005	2006	2006	2006	2006	2005	2006

COAL

Rio Tinto Coal Australia (a)
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		2,053	1,088	1,406	1,618	1,433	5,965	5,544
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,634	2,429	2,496	2,583	2,682	10,600	10,190
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,549	753	971	1,365	1,455	5,900	4,544
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		2,651	2,386	3,136	2,435	2,264	10,341	10,221
Semi-soft coking coal production (‘000 tonnes)		378	419	350	419	616	2,033	1,804
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		112	156	290	266	151	774	863
Hard coking coal production (‘000 tonnes)		393	635	923	766	404	2,946	2,729
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		529	969	582	494	857	2,695	2,902
Semi-soft coking coal production (‘000 tonnes)		281	291	325	253	125	1,267	993
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		1,549	1,803	1,685	1,713	1,778	6,470	6,979
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,495	1,759	1,766	1,803	1,686	5,946	7,014
Semi-soft coking coal production (‘000 tonnes)		67	11	96	90	130	347	327

Total hard coking coal production (‘000 tonnes)		1,943	1,388	1,895	2,131	1,859	8,846	7,273

Total hard coking coal sales (‘000 tonnes)		1,684	1,220	1,471	1,779	1,962	7,526	6,432

Total other coal production (‘000 tonnes) (b)		11,746	11,309	12,133	11,673	11,722	46,438	46,837

Total other coal sales (‘000 tonnes) (c) (d)		11,816	11,860	11,882	11,845	11,173	47,463	46,760

Total coal production (‘000 tonnes)		13,689	12,698	14,027	13,804	13,581	55,283	54,110

Total coal sales (‘000 tonnes)		13,500	13,080	13,353	13,624	13,135	54,989	53,193

Rio Tinto Coal Australia share

Share of hard coking coal sales (‘000 tonnes)		1,374	994	1,196	1,450	1,603	6,131	5,243

Share of other coal sales (‘000 tonnes) (c) (d)		7,719	7,986	8,022	7,743	7,525	31,666	31,276

(a)	Rio Tinto Coal Australia manages all the operations below; the mines in New South Wales were previously reported separately under the Coal & Allied name.

(b)	Other coal production includes thermal coal and semi-soft coking coal.

(c)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).

(d)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Energy America (a)
Antelope mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		6,413	7,501	7,849	7,760	7,640	27,174	30,749
Colowyo mine	(b )
Colorado, US
Thermal coal production (‘000 tonnes)		1,477	1,468	1,497	1,431	1,358	5,325	5,754
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,642	8,675	9,121	8,775	9,524	34,234	36,094
Decker mine	50.0%
Montana, US
Thermal coal production (‘000 tonnes)		1,781	1,552	1,614	1,551	1,733	6,288	6,449
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,590	8,513	8,879	9,220	9,646	33,823	36,258
Spring Creek mine	100.0%
Montana, US
Thermal coal production (‘000 tonnes)		3,122	2,549	3,527	3,341	3,764	11,881	13,181

Total coal production (‘000 tonnes)		30,025	30,257	32,487	32,077	33,664	118,724	128,484

Total coal sales (‘000 tonnes)		30,025	30,257	32,487	32,077	33,661	118,724	128,482

(a)	Rio Tinto Energy America was previously known as Kennecott Energy.

(b)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
Rio Tinto percentage interest shown above is at 31 December 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2006 Operations Review	Page 13

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2005	2006	2006	2006	2006	2005	2006

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		22,161	21,843	21,473	18,258	22,585	86,054	84,158
Average copper grade (%)		1.58	1.62	1.63	1.55	1.55	1.53	1.59
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		304.0	302.8	295.9	234.0	289.4	1,127.3	1,122.2
Contained gold (‘000 ounces)		43	40	49	35	46	183	170
Contained silver (‘000 ounces)		1,975	1,522	1,882	1,464	1,777	6,565	6,646

Ore to leach (‘000 tonnes) (a)		4,261	16,158	15,536	14,712	9,659	16,930	56,064
Average copper grade (%)		0.72	0.34	0.37	0.25	0.45	0.84	0.34
Contained copper in leachate/mined material (‘000 tonnes)		31	55	57	36	43	143	191

Refined production from leach plants:
Copper cathode production (‘000 tonnes)		34.8	26.8	20.3	30.4	56.9	143.9	134.4

(a) Escondida has recently commenced leaching of sulphide ore. The figures for 2006 show aggregate feed to and production from both the oxide and sulphide leach processes.

Freeport-McMoRan Copper & Gold (a)
Grasberg mine		0.0% (40.0% of the expansion)
Papua, Indonesia
Ore treated (‘000 tonnes)		21,791	19,512	20,353	21,170	22,681	78,907	83,716
Average mill head grades:
Copper (%)		1.31	0.72	0.72	0.85	1.08	1.13	0.85
Gold (g/t)		2.33	0.92	0.67	0.83	0.95	1.65	0.85
Silver (g/t)		5.36	4.21	3.84	3.46	3.87	4.88	3.84
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		260.8	115.9	121.7	152.9	220.3	793.9	610.8
Gold in concentrates (‘000 ounces)		1,400	485	336	471	589	3,546	1,880
Silver in concentrates (‘000 ounces)		2,489	903	1,170	1,453	2,083	7,531	5,609

Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)		249.0	114.0	108.8	155.5	211.3	766.3	589.7
Gold in concentrates (‘000 ounces)		1,342	486	294	487	564	3,438	1,831
Silver in concentrates (‘000 ounces)		1,897	711	844	1,167	1,592	5,795	4,315

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(b)	Net of smelter deductions.

Kelian Equatorial Mining (a)	90.0%
East Kalimantan, Indonesia
Ore treated (‘000 tonnes)		—	—	—	—	—	826	—
Average ore grades:
Gold (g/t)		—	—	—	—	—	1.68	—
Silver (g/t)		—	—	—	—	—	2.29	—
Production:
Gold (‘000 ounces)		—	—	—	—	—	43	—
Silver (‘000 ounces)		—	—	—	—	—	32	—
Sales:
Gold (‘000 ounces)		—	42	—	—	—	100	42
Silver (‘000 ounces)		—	—	—	—	—	304	—

(a)	Kelian ceased processing ore on 7 February 2005 and the final gold pour was on 27 May 2005. Mine closure programmes including reclamation, rehabilitation and sustainable monitoring continue.
Rio Tinto percentage interest shown above is at 31 December 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2006 Operations Review	Page 14

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2005	2006	2006	2006	2006	2005	2006

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled (‘000 tonnes)		798	756	745	956	842	3,247	3,298
Leached (‘000 tonnes)		3,352	3,812	4,464	7,452	7,312	23,059	23,040
Sold for roasting (‘000 tonnes)		73	35	—	—	—	277	35
Average ore grade: gold
Milled (g/t)		4.71	2.33	2.13	2.89	2.64	5.00	2.52
Leached (g/t)		0.49	0.39	0.37	0.43	0.42	0.58	0.41
Sold for roasting (g/t)		8.89	6.50	—	—	—	7.33	6.50
Gold produced (‘000 ounces)		186	87	68	136	153	904	444

Greens Creek mine	70.3%

Alaska, US
Ore treated (‘000 tonnes)		151	158	157	162	187	651	664
Average ore grades:
Gold (g/t)		5.02	4.54	3.97	4.39	4.82	5.12	4.45
Silver (g/t)		615	533	471	619	540	623	541
Zinc (%)		10.4	10.0	8.4	8.9	10.1	10.3	9.4
Lead (%)		3.9	4.0	3.1	4.0	3.6	4.0	3.7
Metals produced in concentrates:
Gold (‘000 ounces)		17	16	13	16	19	73	63
Silver (‘000 ounces)		2,222	2,065	1,751	2,553	2,497	9,664	8,866
Zinc (‘000 tonnes)		12.4	12.2	10.1	10.8	14.5	52.9	47.5
Lead (‘000 tonnes)		3.8	4.3	3.1	4.6	4.8	16.9	16.9

Rawhide mine (a)	51.0%

Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		8	7	6	7	6	35	26
Silver (‘000 ounces)		67	63	55	64	50	320	232

(a)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		4	4	3	5	3	16	15

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		11,369	11,702	11,739	12,333	12,083	46,664	47,857
Average ore grade:
Copper (%)		0.51	0.62	0.67	0.62	0.63	0.53	0.63
Gold (g/t)		0.38	0.52	0.56	0.47	0.44	0.37	0.49
Silver (g/t)		3.02	3.73	3.98	3.22	3.09	3.23	3.50
Molybdenum (%)		0.058	0.060	0.055	0.057	0.055	0.058	0.057
Copper concentrates produced (‘000 tonnes)		213	242	263	269	245	881	1,019
Average concentrate grade (% Cu)		24.1	25.3	26.1	25.5	27.1	25.0	26.0
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		51.6	61.6	68.7	68.9	66.4	220.6	265.6
Gold (‘000 ounces)		99	129	146	131	118	401	523
Silver (‘000 ounces)		884	1,036	1,217	1,033	928	3,958	4,214
Molybdenum concentrates produced (‘000 tonnes):		8.6	8.2	6.3	8.3	7.4	29.5	30.2
Molybdenum in concentrates (‘000 tonnes)		4.6	4.4	3.5	4.7	4.2	15.6	16.8
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		300	270	272	220	156	1,042	918
Copper anodes produced (‘000 tonnes) (c)		67.3	66.4	65.7	50.4	33.3	229.3	215.8
Production of refined metal:
Copper (‘000 tonnes)		65.1	70.9	67.7	55.1	24.2	232.0	217.9
Gold (‘000 ounces) (d)		110	118	141	137	67	369	462
Silver (‘000 ounces) (d)		814	1,398	1,008	1,148	598	3,538	4,152

(b)	Includes a small amount of copper in precipitates.

(c)	New metal excluding recycled material.

(d)	Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 31 December 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2006 Operations Review	Page 15

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2005	2006	2006	2006	2006	2005	2006

COPPER & GOLD (continued)

Lihir Gold (a)	0.0%
Papua New Guinea
Ore treated (‘000 tonnes)		—	—	—	—	—	2,771	—
Average ore grade: gold (g/t)		—	—	—	—	—	5	—
Gold produced (‘000 ounces) (b)		—	—	—	—	—	424	—

(a)	On 30 November 2005, Rio Tinto sold its interest in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.

(b)	Gold production represents quantity of gold poured.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,421	1,425	1,438	1,427	1,499	5,453	5,789
Average ore grades:
Copper (%)		1.27	1.45	1.53	1.57	1.57	1.12	1.53
Gold (g/t)		0.49	0.56	0.58	0.69	0.71	0.46	0.64

Copper concentrates produced (‘000 tonnes)		43.9	48.4	52.5	52.4	54.2	147.2	207.4

Contained copper in concentrates:
Saleable production (‘000 tonnes)		16.7	19.4	20.7	21.0	22.2	54.0	83.3
Sales (‘000 tonnes) (a)		13.1	14.3	17.1	14.4	15.6	43.4	61.4

Contained gold in concentrates:
Saleable production (‘000 ounces)		16.1	19.6	19.9	29.3	26.0	57.0	94.7
Sales (‘000 ounces) (a)		14.7	13.3	16.4	16.1	17.0	49.9	62.7

(a)	Rio Tinto’s 80% share of material from the Joint Venture.

Palabora (a)	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,349	2,646	2,633	2,668	2,783	9,536	10,730
Average ore grade: copper (%)		0.72	0.71	0.70	0.72	0.72	0.72	0.71
Copper concentrates produced (‘000 tonnes)		47.8	51.5	43.0	53.4	61.0	197.1	208.9
Average concentrate grade: copper (%)		31.2	29.9	30.5	29.4	28.5	31.0	29.4
Copper in concentrates (‘000 tonnes)		14.9	15.4	13.1	15.7	17.4	61.2	61.5
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		82.2	42.0	83.3	87.7	75.5	304.4	288.5
New copper anodes produced (‘000 tonnes)		22.4	10.0	24.0	22.4	22.2	84.5	78.6
Refined new copper produced (‘000 tonnes)		20.6	14.3	21.9	22.9	22.1	80.3	81.2
By-products:
Magnetite concentrate (‘000 tonnes)		231	251	296	299	281	888	1,127
Refined nickel sulphate (tonnes)		57	35	28	25	32	186	120
Vermiculite plant
Vermiculite produced (‘000 tonnes)		55	48	48	52	50	210	198

(a)	During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto’s shareholding in Palabora from 49.2% to 47.2%. The conversions, which continued during 2006, were completed during the third quarter when Rio Tinto also participated. The Rio Tinto shareholding on 31 December 2006 was 57.7%.

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		2,158	1,956	2,131	2,162	2,192	8,969	8,441
AK1 diamonds produced (‘000 carats)		6,455	5,214	7,509	8,330	8,026	30,476	29,078

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		497	492	608	722	509	2,222	2,331
Diamonds recovered (‘000 carats)		1,831	1,788	2,720	2,829	2,492	8,272	9,829

Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		73	66	61	44	47	178	216
Diamonds recovered (‘000 carats)		57	48	85	57	50	251	240
Rio Tinto percentage interest shown above is at 31 December 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2006 Operations Review	Page 16

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2005	2006	2006	2006	2006	2005	2006

IRON ORE & IRON

Hamersley Iron
Western Australia
Saleable iron ore production (‘000 tonnes):
Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman and Nammuldi	100.0%	19,931	17,404	19,536	21,304	20,964	74,387	79,208
Channar	60.0%	1,634	2,018	2,476	2,652	2,652	8,644	9,798
Eastern Range	(a)	1,536	1,756	2,021	2,326	2,112	6,559	8,215

Total production (‘000 tonnes)		23,101	21,178	24,033	26,282	25,728	89,590	97,221

Total sales (‘000 tonnes) (b)		25,793	20,982	22,611	26,680	27,830	90,090	98,103

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Sales represent iron ore exported from Western Australian ports.

Hismelt® (a)	60.0%
Western Australia
Pig iron production (‘000 tonnes)		9	4	28	26	31	9	89

(a)	Hismelt ®commenced production during September 2005

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		683	341	1,291	983	747	2,316	3,362
Pellets (‘000 tonnes)		3,445	2,846	3,205	3,124	3,543	13,331	12,718
Sales:
Concentrate (‘000 tonnes)		755	316	555	651	1,392	2,123	2,914
Pellets (‘000 tonnes)		4,230	2,150	3,282	3,198	4,305	12,851	12,935

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes) (a)		290	440	455	538	549	1,410	1,982
Sales (‘000 tonnes)		276	418	413	462	479	1,303	1,771

(a)	Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production (‘000 tonnes)		7,998	6,481	7,273	7,501	8,018	30,981	29,273
Sales (‘000 tonnes)		8,203	6,756	7,135	7,619	7,607	31,062	29,118
West Angelas mine	53.0%
Western Australia
Saleable iron ore production (‘000 tonnes)		5,891	4,813	6,270	6,781	5,795	21,403	23,659
Sales (‘000 tonnes)		6,187	4,745	5,833	6,117	6,621	21,491	23,316
Rio Tinto percentage interest shown above is at 31 December 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2006 Operations Review	Page 17

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2005	2006	2006	2006	2006	2005	2006

SALT

Rio Tinto Minerals — Salt	64.9%
Western Australia
Salt production (‘000 tonnes)		2,480	1,862	2,219	2,229	2,013	8,480	8,323
TALC

Rio Tinto Minerals — Talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		346	381	346	340	325	1,364	1,392
TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		335	344	353	338	380	1,312	1,415
URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3O8)		1,521	1,372	550	1,097	1,685	5,903	4,704

Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3O8)		1,086	830	908	865	1,014	3,711	3,617
Rio Tinto percentage interest shown above is at 31 December 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2006 Operations Review	Page 18

RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2005	2006	2006	2006	2006	2005	2006

SALT

Rio Tinto Minerals — Salt	64.9%
Western Australia
Salt production (‘000 tonnes)		2,480	1,862	2,219	2,229	2,013	8,480	8,323
TALC

Rio Tinto Minerals — Talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		346	381	346	340	325	1,364	1,392
TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		335	344	353	338	380	1,312	1,415
URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3O8)		1,521	1,372	550	1,097	1,685	5,903	4,704

Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3O8)		1,086	830	908	865	1,014	3,711	3,617
Rio Tinto percentage interest shown above is at 31 December 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2006 Operations Review	Page 19

INDEX TO OPERATIONAL DATA

		Page
Aluminium

Anglesey Aluminium smelter	UK	12
Bell Bay smelter	Australia	12
Boyne Island smelter	Australia	12
Eurallumina	Italy	12
Queensland Alumina	Australia	12
Tiwai Point smelter	New Zealand	12
Weipa	Australia	12
Yarwun	Australia	12

Borates

Boron	US	12
Tincalayu	Argentina	12

Coal

Rio Tinto Coal Australia:	Australia	13
-Bengalla	Australia	13
-Blair Athol	Australia	13
-Hail Creek	Australia	13
-Hunter Valley Operations	Australia	13
-Kestrel	Australia	13
-Mount Thorley Operations	Australia	13
-Tarong	Australia	13
-Warkworth	Australia	13
Rio Tinto Energy America:	US	13
-Antelope	US	13
-Colowyo	US	13
-Cordero Rojo	US	13
-Decker	US	13
-Jacobs Ranch	US	13
-Spring Creek	US	13

Copper

Escondida	Chile	14
Freeport-McMoRan Copper & Gold:	US	14
-Grasberg	Indonesia	14
Kennecott Utah Copper:	US	15
-Bingham Canyon	US	15
-Kennecott smelter and refinery	US	15
Northparkes	Australia	16
Palabora mine and smelter	South Africa	16

Diamonds

Argyle Diamonds	Australia	16
Diavik Diamonds	Canada	16
Murowa	Zimbabwe	16

Gold

Escondida	Chile	14
Freeport-McMoRan Copper & Gold:	US	14
-Grasberg	Indonesia	14
Kennecott Utah Copper:	US	15
-Barneys Canyon	US	15
-Bingham Canyon	US	15
Kelian	Indonesia	14
Kennecott Minerals:	US	15
-Cortez/Pipeline	US	15
-Greens Creek	US	15
-Rawhide	US	15
Northparkes	Australia	16

Iron Ore

Corumbá	Brazil	17
Hamersley:	Australia	17
-Brockman	Australia	17
-Channar	Australia	17
-Eastern Range	Australia	17
-Marandoo	Australia	17
-Mt Tom Price	Australia	17
-Nammuldi	Australia	17
-Paraburdoo	Australia	17
-Yandicoogina	Australia	17
Iron Ore Company of Canada	Canada	17
Robe River	Australia	17

Lead/Zinc

Kennecott Minerals:	US	15
-Greens Creek	US	15

Molybdenum

Bingham Canyon	US	15

Pig Iron

HIsmelt®	Australia	17

Salt

Rio Tinto Minerals — Salt	Australia	18

Silver

Bingham Canyon	US	15
Escondida	Chile	14
Grasberg	Indonesia	14
Greens Creek	US	15

Talc

Rio Tinto Minerals — Talc	Australia/Europe/
	US/Canada	18

Titanium dioxide feedstock

QIT mine and smelter	Canada	18
Richards Bay Minerals mine and smelter	South Africa	18

Uranium

Energy Resources of Australia	Australia	18
-Ranger	Australia	18
Rössing	Namibia	18

Fourth Quarter 2006 Operations Review	Page 20